SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2010

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item

1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp – Notice to Bondholders of the first Public Bond Issuance unsecured, non convertible to shares”
dated on May 19, 2010.

May 19, 2010 (01 page)

For more information, please contact:

Norair Ferreira do Carmo
TELESP, São Paulo, Brazil
Tel.: (55-11) 3549-7200
Fax: (55-11) 3549-7202
E-mail:ncarmo@telefonica.com.br
URL: www.telefonica.com.br

(São Paulo – Brazil; May 19, 2010) – Telecomunicações de São Paulo S. A. – Telesp (“the Company” or “Telesp”) (NYSE: TSP; BOVESPA: TLPP) hereby informs to holders of the Bonds of the first Public Bond Issuance unsecured, non convertible to shares, in a single series (“Bondholders”), according to the item 4.6 of Section IV of the Private Deed of 1st Public Bond Issuance unsecured, non convertible to shares, in a single series, the Issuer (“Issue Deed”), as follow:

Telesp´s Board of Directors decided during a meeting held on May 19, 2010, that the Company will promote the early redemption of all outstanding Bonds on June 7, 2010, upon payment of the balance of the Unit Face Value of Bond plus the remuneration until the date of redemption and the premium, as prescribed in item 4.6.1 of Section IV of the Issue Deed.

São Paulo, May 19, 2010

GILMAR ROBERTO PEREIRA CAMURRA
Director of Investor Relations

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	May 19, 2010	By:	/s/ Norair Ferreira do Carmo
			Name:	Norair Ferreira do Carmo
			Title:	Investor Relations Director